UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549

                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                   ---------------------------------------
                (Name of small business issuer in its charter)


       British Columbia, Canada                             75-2712845
    ------------------------------                        ---------------
    (State or other jurisdiction of                       (IRS Employer
    incorporation or organization)                        I. D. Number)

        1304 Avenue L, Cisco, Texas                           76437
  --------------------------------------                 --------------
 (Address of principal executive offices)                  (Zip Code)

        Issuer's telephone number, including area code: (254) 442-2658

      Securities to be registered pursuant to Section 12(b) of the Act:
                                     None

      Securities to be registered pursuant to Section 12(g) of the Act:

                 Title of Class - Common Stock,  No Par Value










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                    AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                              Table of Contents

         PART I

            Item 1.  Description of Business . . . . . . . . . . . .   3
            Item 2.  Plan of Operation . . . . . . . . . . . . . . .   8
            Item 3.  Description of Property . . . . . . . . . . . .  10
            Item 4.  Security Ownership of Certain Beneficial
                     Owners and Management . . . . . . . . . . . . .  12
            Item 5.  Directors, Executive Officers, Promoters
                     And Control Persons . . . . . . . . . . . . . .  13
            Item 6.  Executive Compensation  . . . . . . . . . . . .  15
            Item 7.  Certain Relationships and Related Transactions   15
            Item 8.  Description of Securities . . . . . . . . . . .  15

         PART II

            Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters . . 16
            Item 2.  Legal Proceedings . . . . . . . . . . . . . . .  17
            Item 3.  Changes In and Disagreements With Accountants .  17
            Item 4.  Recent Sales of Unregistered Securities . . . .  17
            Item 5.  Indemnification of Directors and Officers . . .  17

         PART F/S .  . . . . . . . . . . . . . . . . . . . . . . . .  18

         PART III

            Item 1.  Index to Exhibits . . . . . . . . . . . . . . .  18

                     SIGNATURES  . . . . . . . . . . . . . . . . . .  18








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                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)   Business Development

Australian-Canadian Oil Royalties Ltd. ("ACOR" or "the Company") was incorporated in British Columbia, Canada, in April of 1997. The Company was organized to purchase, hold and sell producing and non-producing oil and gas royalty interests in Australia, Canada and the United States.
Since its organization, ACOR has acquired overriding royalty interests under fourteen concessions covering 27,319,087 gross surface acres in Australia. Five of the properties where ACOR holds ORRI are producing oil or gas, or production has recently been discovered. The Company is currently receiving revenues from two of these ORRIs. The Company has joined a group of four other investors to form a new Company, Cooper Basin Oil & Gas, Inc. ("CBOG") for the purpose of making applications for areas in the Cooper Eromanga Basin of Australia. ACOR is a twenty percent (20%) shareholder of CBOG. CBOG has made application for six (6) areas comprising 4,773,000 acres in the Cooper Eromanga Basin of South Australia under what was Petroleum Licenses ("PELs") 5 and 6, until February 28, 1999. PELs 5 and 6, prior to expiration, were producing $215,982,000 per year worth of oil, gas, and associated hydrocarbons. All previous production is still held by the original concession holder under a number of small Petroleum Production Licenses (PPLs). This is the first time in forty years any areas have been made available, out of PELs 5 and 6, from the government of South Australia. Cooper Basin Oil & Gas, Inc. has also made application for one area in the adjoining state of Queensland, also in the Cooper Eromanga Basin. These are excellent areas and are subject to keen competition. Due to this competition, there is no guarantee that CBOG will successfully acquire any of the properties.

The Company plans to further develop its business by forming consortiums of oil and gas entities with the requisite financial strength to apply for Australian oil and gas concessions requiring certain financial requirements for exploration and drilling activities.

Since its organization in 1997, the Company has not been involved in any bankruptcy, receivership, or similar proceeding and has undergone no material reclassification, merger, or consolidation.

The Company held an initial public offering closing November 30, 1998, and sold 1,150,000 shares of Company stock for $287,500. Proceeds to the Company, after costs of the issue of $53,042, were $234,458. ACOR plans to use these proceeds to acquire additional oil and gas properties in Australia.

The following definitions are provided to clarify certain terms used in this report:

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Authority to Prospect ("ATP") -- a concession granted by the State of
Queensland, Australia, which entitles its holders to an exclusive right to explore for oil and natural gas in Queensland in the particular area covered by the ATP. Each ATP has an initial term of four years. The area covered by an ATP is reduced by relinquishment of approximately one-fourth of the area at the start of the third year of its effectiveness and an additional one-fourth of the original area at the start of the fourth year of its effectiveness. The area to be relinquished is chosen by the holder of the ATP. An ATP will require some kind of geological and/or geophysical operations, such as new seismic or seismic interpretation, drilling or other operations during the term of the tenure. The amount of work to be performed depends upon the expenditures required for each specific year of the tenure. Holders are only required to expend those amounts as set out
in the original concession document.   Applications for renewal may be
filed at the time of expiration of an ATP.

Developmental Wells -- oil and gas wells drilled within the proven area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole -- a well found to be incapable of producing oil or gas in sufficient quantities to justify completion.

Exploratory Well -- a well drilled to find and produce oil and gas in an unproved area or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir.

Gross Production -- the total production of oil, gas, or natural gas liquids from a property or group of properties for any specified period of time.

MCF -- thousand cubic feet of natural gas

MMCF   million cubic feet of natural gas

Net Royalty Acre -- generally, a measurement of royalty or overriding royalty and the equivalent of the full customary one-eighth royalty of the gross production of revenue free and clear of exploration, drilling and production costs from one acre of land. The number of net royalty acres used in this report applies to figures as of January 5, 1999 and the number will change as relinquishments take place on the ATPs, as an ATP expires or is canceled, or any new areas are added.

Overriding Royalty Interest ("ORRI")   an interest assigned out of the
lessee's leasehold or working interest. The amounts payable from ORRIs are payments calculated as a percentage of either gross production or the gross revenues of the working interest (based on the wellhead price) from a concession or lease, usually free and clear of all exploration, drilling and development and production costs, except for any applicable taxes and federal levies. In calculating the wellhead price, pipeline and trucking costs have already been deducted from the refinery price. The overriding royalties discussed herein are generally expressed as a percent of the gross production.

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Petroleum Exploration License ("PEL")   an exclusive oil and gas
exploration permit issued by the South Australian Department of Primary Industries and Resources. The initial term of the tenure is for a five (5) year period.

Producing Wells -- wells capable of producing oil or gas in commercial quantities, including those wells capable of producing in commercial quantities that are shut in, or wells which are not currently producing in commercial quantities but have been commercially productive wells in the past.

Royalty -- generally, a share of the production reserved by the grantor of an oil or gas lease or concession. The royalty interest is customarily free of cost or expense incident to exploration, development or production, except for production or gathering taxes.

Working Interest ("WI") -- all or a fractional part of the ownership rights granted by a concession or lease. The owner of a WI or a part thereof pays all costs of exploration and is entitled to the gross production, less royalties retained by the grantor or lessor, and less ORRIs or other non-operating interests created and assigned from the WI. The owner of a WI may incur operating expenses in excess of income.

(b)   Business of Issuer

As a purchaser and holder of overriding royalty interests, ACOR's business is related to the principal products of oil and gas, and is dependent on various factors which are discussed following. The average sales price of oil from Australia during 1998 was $US14.90.

The Company is presently involved, as a twenty percent (20%) interest holder, in the application of seven (7) oil and gas exploration licenses in Australia. There is no assurance these applications will be successful. The Company will continue to further develop its business by forming, or joining, consortiums of oil and gas entities with the requisite financial strength to acquire, sell, and buy interests in oil and gas properties and overriding royalties in the United States, Canada, and Australia.

The acquisition, exploration, development, production and sale of oil and gas are subject to many factors that are outside the Company's control. These factors include: market prices; national and international economic conditions; import and export quotas; availability of drilling rigs, casing, pipe, and other equipment and supplies; availability of and proximity to pipelines and other transportation facilities; the supply and price of competitive fuels; and the regulation of prices, production, transportation, and marketing by domestic and foreign governmental authorities. Additionally, the Company generally has no control over whether the owner or operator of leases to which its overriding royalty interests are attributable will elect to explore for oil and gas on such properties, or to develop them following discoveries that may occur. Each

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of these factors may affect the rate at which oil and gas are produced on properties in which the Company has an interest or affect whether wells will be drilled on such properties, and could otherwise materially affect ACOR's earnings.

The sections which follow describe the impact of competition and governmental regulation on the Company's business, as well as the impact of foreign currency regulation and foreign taxes on earnings from oil and gas properties located outside the United States.

Competition

The oil and gas industry is highly competitive in all of its phases, with competition for favorable producing royalties and overriding royalties being particularly intense. The Company believes that price, geological and geophysical skill, and familiarity with an area of operations are the primary competitive factors in the identification, selection, and acquisition of desirable leases. When attempting to purchase interests in such properties, the Company competes with independent operators and occasionally major oil companies, a number of which have substantially greater technical and financial resources than the Company.

Governmental Regulation

Oil and gas operations are subject to federal, state and local laws and regulations governing waste, environmental quality, pollution control, conservation and other measures regarding environmental and ecological matters. It is impossible to predict the impact of environmental legislation and regulations on the Company's operations and earnings in the future.

The Company's operations could also be affected from time to time by other federal, state and local laws and regulations and by political developments. The domestic production and sale of oil and gas are subject to federal regulation by the Department of Energy and the Federal Energy Regulation Commission. Rates of production of oil and gas have for many years been subject to federal and state conservation laws and regulations. In addition, oil and gas operations are subject to extensive federal and state regulations concerning exploration, development, production, transportation and pricing, and even to interruption or termination by governmental authorities. Removal of import duties on oil entering the U.S. has had an adverse affect on the domestic oil industry.

In foreign countries, the Company may be subject to governmental restrictions on production, pricing and export controls. Regulations existing or imposed upon the Company or its properties at the time of their acquisition may change to an unpredictable extent. The Company will have little or no control over the change of regulations or imposition of new regulations and restrictions, expropriation or nationalization by foreign governments or the imposition of additional foreign taxes. Management believes that these actions are unlikely to be undertaken by the state

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governments of South Australia or Queensland, where all of the foreign oil and gas properties from which the Company receives royalty income are currently located.

Foreign Currency

Due to the nature of the Company's activities in Australia, portions of the Company's operating capital may at times be held in various foreign currencies. This subjects the Company to the risk of currency fluctuations and changes in rates of conversion for different currencies. The Company does not engage or expect to engage in any hedging or other transactions that are intended to manage risks relating to foreign currency fluctuations. Additionally, revenues generated in foreign countries in which the Company has or may acquire interests may be subject to governmental regulations which restrict the free convertibility of such funds, and all remittances of funds out of these countries might require the approval of the applicable government's exchange control agency. Presently, the Company experiences no difficulties with the free convertibility of funds from Australia. In the Company's opinion, the foreign exchange control laws currently in effect in Australia do not unreasonably delay the remittance of funds generated in Australia to the United States.

Foreign Taxes and United States Tax Credits

As a result of its overriding royalty interests attributable to properties outside the United States, the Company is subject to the imposition of taxes by foreign governments upon the Company's income derived from such foreign jurisdictions. These taxes are of various types, with differing tax rates, and are subject to change. Generally, the Company's income from a foreign jurisdiction will be taxed in the same manner as that for other companies operating in the jurisdiction, but discriminatory taxation by a particular jurisdiction may occur. The current corporate income tax rate in Australia, for ORRIs, is approximately 30% of net profits.

As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company's Australian-source income is subject to a 46% tax (on Canadian dollars).

The Company is taxable in the U.S. on U.S. source income. Because there has been no U.S. source income nor any income effectively connected with a U.S. trade or business there has been U.S. taxes incurred to date.

Employees

The Company employs two people who serve the Company as needed on a part-time basis, and an outside consultant.


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ITEM 2.   PLAN OF OPERATION

The Company believes it can satisfy its cash requirements for the next twelve months. The Company has very few operating expenses and it is expected that operating revenues will increase during the next year. Operating revenues totaled $5,545 during 1998. This money was entirely oil and gas revenues received from the Company's overrides in Australia on ATP 299 and ATP 267. Seven (7) new oil wells came in on ATP 299 in 1998. Further, three (3) new gas fields were discovered on the Patchawarra Southwest Block during 1999. The Company expects oil and gas revenues to increase from its interests in Australia because of the following: (1) additional wells are currently planned for drilling; (2) there are numerous undrilled locations in the twelve producing fields on ATP 299 waiting for drilling in the future; (3) three new wells were completed on ATP 560 during 1997, which are presently shut-in, from which the Company will begin receiving revenues; (4) one gas well has been completed on ATP 543 from which the Company will begin receiving revenues; (5) the Company will begin receiving revenues from the wells on the Patchawarra SW Block upon completion of proper title transfer; and (6) the Company expects drilling programs to begin on some of its currently non-producing concessions.

The Company has no material commitments for capital expenditures during the next twelve months. However, if any of the previously mentioned oil and gas exploration license applications are successful, the Company will be required to put up twenty percent (20%) of the first year's expenditure requirements on the successful applications. The Company plans to acquire additional overriding royalty interests in oil and gas leases in Australia, the United States, and Canada. In addition, in combination with affiliated and non-affiliated entities, the Company will continue to attempt to form or join consortiums of oil and gas entities with the requisite financial strength to apply for Australian oil and gas working interest concessions, involving financial requirements for exploration and drilling activities. Acquisition of working interest concessions in Australia will place the Company in an active role in oil and gas exploration, starting with a substantial twenty percent (20%) working interest commitment. Australia's state government agencies granting concessions require such companies or consortiums to have approximately $1,000,000 in cash to perform the necessary first two years exploration activities. Certain portions of South Australia and Queensland concessions have been relinquished to the governments of South Australia and Queensland for future bidding. The Company has taken a twenty percent (20%) interest in Cooper Basin Oil & Gas, Inc., which has applied for six (6) areas in South Australia and one
(1) area in Queensland. The other interest holders in Cooper Basin Oil & Gas, Inc. are Ely Sakhai (20%), Robert Kamon (20%), Kaye Kamon Eliasen (20%), and Golden Triangle Industries, Inc. (20%).

The six (6) areas under application in South Australia were released from PELs 5 and 6 on February 28, 1999, encompassing a total of 4,773,000 acres. This acreage was out of the original 16,000,000 acres of PELs 5 and 6.
PELs 5 and 6 are currently producing $215,982,000 per year in oil and gas revenues. The previous holders of PELs 5 and 6, Santos-Exxon et al, have the right to retain small PPLs over producing fields in the area. PELs 5 and 6 were held by Santos-Exxon et al forty (40) years prior to their expiration in February, 1999. Companies have long awaited the opportunity to acquire portions of PELs 5 and 6, which have the most profitable onshore

                                      -8-
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production in Australia.  Competition for these areas is keen.  The stockholders of Cooper Basin Oil & Gas, Inc. have combined net assets in the order of $50,000,000, which will enable CBOG to meet the financial requirements to be considered as a financially capable applicant. There is $43.2 million worth of seismic on these six areas, which will be available to the companies acquiring the areas without charge, except for the cost of copying. Cooper Basin Oil & Gas, Inc. has reviewed the summary seismic in preparation of the applications, which International Oil Lease Service Corp., as leasing agent, has furnished to Cooper Basin Oil & Gas, Inc.

The following table sets out areas for which applications have been made in South Australia. Note that for a very small cost, if the Company is the successful applicant, it will acquire access to a huge amount of free geophysical data which will be of significant value to the Company's exploration program.

------------------------------------------------------------------------------

                            20% of                20% of                    20% OF                 20% of
Total Area    $US Worth    Seismic   1st Year     1st Yr.    Application  Application  Leasing   Leasing Fee
  (Acres)    of seismic     Cost    Expenditure Expenditure  Permit Fee   Permit Fee     Fee    (if successful)
-----------  ----------  ----------  --------    ---------    ---------   ----------   -------   ------------
C-1,232,000  $7,405,120  $1,481,024   $50,320     $10,064      $1,400       $280       $25,000     $5,000
E - 337,000   7,405,120   1,481,024    50,320      10,064       1,400        280        25,000      5,000
G - 711,000   7,498,635   1,499,727    37,740       7,548       1,400        280        25,000      5,000
H - 465,000   6,386,916   1,277,383    44,030       8,806       1,400        280        25,000      5,000
I - 668,000   5,353,496   1,070,699    44,030       8,806       1,400        280        25,000      5,000
J - 962,000   9,569,913   1,913,982    44,030       8,806       1,400        280        25,000      5,000

(1) ACOR has agreed to pay twenty percent (20%) of the first year's expenditures on any area of application the South Australian government offers to CBOG. ACOR owns twenty percent (20%) of the issued and outstanding shares of CBOG. Column five (5) above, sets out the 20% ACOR has agreed to pay in the first year of each of the PELs, if one or more are successful.

(2) For each area which is granted to CBOG, ACOR has also agreed to pay 20% of the leasing fee due to International Oil Lease Service Corp. ("IOLS"). This total fee amounts to $25,000 each (being $5,000 each for ACOR's part), plus a two percent (2%) overriding royalty assignment to IOLS from CBOG, if one or more applications are successful.

For example, if Area C were to be issued to CBOG, ACOR's proportionate cost for acquisition for the area would be $5,280 (20% of Leasing and Application Permit total of $26,400), and the Company's first year's expenditure would amount to $10,064 (20% of $50,320). The Company would

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acquire, with the area, seismic for the exploration program worth
$7,405,120, at the present cost of seismic, 20% of which would amount to $1,481,024.

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The Company expects no significant change in the number of employees during the next twelve months.


Disclosure Regarding Forward-Looking Statements

This Form 10-SB includes "forward-looking" statements within the meaning of
Section 27A of the Securities Act and the Company desires to take advantage of the "safe harbor" provisions thereof. Therefore, the Company is including this statement for the express purpose of availing itself of the protections of such safe harbor provisions with respect to all of such forward-looking statements. The forward-looking statements in this Form 10-SB reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from those anticipated. In the Form 10-SB, the words "anticipates," "believes, "expects," "intends," "future" and similar expressions identify forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that may arise after the date hereof. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.


ITEM 3.  DESCRIPTION OF PROPERTY

ACOR holds overriding royalty interests in fourteen concessions covering 27,319,087 surface acres in the Eromanga and Cooper Basins in Australia. Five of the concessions have producing wells and nine of the concessions are currently non-producing. The Eromanga Basin encompasses the southwestern portion of the province of Queensland and the northeast corner of South Australia, and is Australia's main onshore producing oil and gas basin. The Cooper Basin is located in the northeast part of the province of South Australia. Management believes ACOR's overrides are in a prime location since some 99% of ACOR's interests form nearly continuous blocks adjoining the producing block of Santos et al. which has reserves in excess of 1,056,000,000 barrels of oil equivalent and is making $A930,000,000 worth of oil, gas and associated hydrocarbons per year (equivalent to about $700 million in U. S. dollars).

On the 27,319,087 surface acres where ACOR holds overriding royalty interests, there are giant anticlines, large faults and hundreds of seismic highs, all of which indicate possibilities of oil and gas reserves. In addition, about $30 million worth of seismic information has been completed and is available on the areas.

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After record years in 1996 and 1997 with twenty-eight successful oil wells completed on ATP 299, Santos, the operator controlling the prospect, continued a successful drilling program in 1998 with the completion of seven more new oil wells. Following is a list of the new wells completed as producers: Kooroopa North #2, Ipundu #13, Ipundu #14, Ipundu #15, Ipundu North #11, Talgeberry #7, and Ipundu #4A.

ACOR is currently receiving revenues from two of its overriding royalty interests - ATP 267 and ATP 299. Twenty-one successful oil wells have been completed on ATP 267 and sixty-five successful oil wells in twelve different fields have been completed on ATP 299. With numerous undrilled locations in each field, ACOR's revenues should be increasing from this overriding royalty interest during coming years as development continues.

In addition to the drilling success on ATP 299, drilling and seismic programs were conducted during 1997 and 1998 on several concessions under
which ACOR holds ORRIs.   During 1997 three producing wells were completed
on ATP 560 - the Utopia #1, Utopia #2, and Utopia #3, and four wells were dry holes. One well drilled on ATP 550 was a dry hole. During 1998, a 50 kilometer seismic survey was completed on ATP 267, a 153 kilometer seismic survey was completed on ATP 299, and a 176 kilometer seismic survey was completed on ATP 543. Two unsuccessful wells were drilled during 1998, one on ATP 267 and one of ATP 415.Another productive concession under which ACOR holds an ORRI is ATP 543 where a successful gas well was drilled during 1996. The well had an initial potential test of 6.2 MMCFPD. This well is expected to go on line in the summer of 1999, after completion of a new pipeline. Revenues to ACOR will be expected to increase when oil and gas from these new productive wells begins to be marketed.

The four producing concessions described above are located in Queensland, Australia. The other producing concession under which ACOR holds an ORRI is the Patchawarra SW Block located in South Australia. This concession has a number of producing wells, and has had three new gas fields discovered during 1999. Due to incomplete title, the Company is not yet receiving royalty income from this concession (see Item Part II, Item 2. Legal Proceedings).

The following table sets forth the ATP number of each Australian concession in which the Company had an ORRI as of January 5, 1999 (date of the title searches on the properties), and upon which productive wells had been drilled, the percentage interest of the Company therein, the number of such wells, the gross acreage of each concession, and the net royalty acres held in each concession.

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                                              Percentage
       #                                       of 1% of     Net
      of                              Gross      Gross    Royalty
Area Wells  Concession Holder         Acres   Production   Acres    Blocks
---- ------ ----------------------   -------  ----------  -------   ------

267    21  Santos Producing Block     558,000    17.15%     7,656    30
299    65  Santos Producing Block     592,295    05.75%     2,732    32
543     1  Vernon E. Faulconer
             Australia Inc.         1,545,600    25.00%    30,912    84
560     3  First Sourcenergy
             Group Inc.               868,430    25.00%    17,369    46
Patchawarra
  SW       Santos Producing Block   1,069,717    06.25%     5,349    58

The following table sets forth the undeveloped acreage in which the Company had an ORRI in Australia as of January 5, 1999, the date of the title searches on the Queensland properties.

                                               Percentage
                                                of 1% of     Net
                                      Gross      Gross     Royalty
 Area  Concession Holder              Acres    Production   Acres  Blocks
-----   ------------------------   ----------  ----------  ------- ------
 415  Bridge Oil                      704,281    05.75%     3,243    37
 538  Dyad Australia, Inc.          1,159,373    03.80%     3,524    60
 542  Ron Marsh                     1,932,000    50.00%    77,280   105
 544  Australian Petroleum          1,237,482    08.08%     8,002    65
       Industries Pty. Ltd.
 550  Discovery Geo (AUSTRALIA)       571,335    25.00%    11,427    30
       Corporation
 554  Dyad Australia, Inc.            483,072    25.00%     9,662    25
 582  Cooper-Eromanga Oil, Inc.     6,716,000    67.10%   360,515   365
 615  Oil Seeps, Inc.               9,659,107    46.40%   358,545   499
 616  East Jackson Oil, Inc.          222,395   333.33%    59,305    12

The total acreage under which ACOR holds overriding royalty interests in Queensland and South Australia is 955,521 net royalty acres under 27,319,087 gross surface acres.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of January 1, 1999 by each of the Company's officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of class is common stock, no par value.

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



                                             # of Shares
         Name and                            Beneficially  Percent of
   Address of Stockholder                        Owned       Class
--------------------------------------       -----------   --------
Australian Grazing & Pastoral                 1,008,000     19.57%
   Co. Pty. Ltd.*
1304 Avenue L
Cisco, Texas   76437

Larry Braun                                         -0-     00.00%
26 Lake Fraser Place, SE
Calgary, Alberta, T2J 3T5
Canada

Ken Campbell                                    100,000     01.94%
Box 5, Site 16, SS1
Calgary, Alberta T2M 4N3
Canada

Robert Kamon                                    592,000     11.49%
1304 Avenue L
Cisco, Texas   76437

William A. Randall                               20,000     00.39%
2100-1075 W. Georgia St.
Vancouver, British Columbia V6E 3G2
Canada

Ely Sakhai                                    1,400,000     27.18%
10 Windsor Dr.
Old Westbury, New York   11568

All officers and directors as a group         3,120,000     60.57%

Jan Soleimani                                   800,000     15.53%
21 Windsor Dr.
Old Westbury, New York   11568

   *Australian Grazing is controlled by Robert Kamon.

Note:   The stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them.

The owners have no rights to acquire additional shares through options, warrants, rights, or conversion privileges within the next sixty days.

Management is not aware of any current arrangements which would result in a change of control of the Company.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors - The Board of Directors of the Company presently consists of five members. Each director is elected at the annual meeting of shareholders to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. The following table sets forth information concerning the persons currently serving as directors of the Company.

                                                           Date First
                                           Position With     Elected
             Name                  Age      the Company   as Director
     ----------------------       ----     -------------  -----------
     Larry Braun                   55        Director          1997
     Kenneth W. Campbell           69        Director          1997
     Robert Kamon                  71        Director &        1997
                                             Secretary
     William A. Randall            58        Director          1997
     Ely Sakhai                    47        Director &        1997
                                             President

Executive Officers - Unless otherwise specified by the Board, all executive officers are elected for a term of one year, commencing with the date of the first meeting of the Board following the annual meeting of shareholders, and serve until their successors are elected or appointed and qualified, or until their respective death, resignation, removal or disqualification. All of the Company's officers are executive officers. The following table sets forth certain information with respect to the persons currently serving as executive officers of the Company.

                                                           Date First
                                          Position With     Elected
            Name                  Age      the Company     as Director
     ----------------------       ----      -----------   ------------
     Robert Kamon                  71      Secretary and       1997
                                           Director
     Ely Sakhai                    47      President and       1997
                                           Director
There are no family relationships between any of the officers or directors of the Company.

Larry Braun, Director, was president and owner of Cordoba Resources, Ltd. previous to June 1993. Between June 1993 and May 1995, he was President of Senercorp Ventures, Inc. Since May 1995, he has been a Vice President of Carpatsky Petroleum in Calgary, Alberta, Canada.

Kenneth W. Campbell, Director, is a graduate of the University of Brandon (Manitoba, Canada). He is President of Solar Energy Resources, Ltd., a privately held independent Canadian oil and gas producer.

Robert Kamon, Director and Secretary, is a petroleum engineering graduate of the University of Texas at Austin, Texas. Mr. Kamon has been President of three NASDAQ listed companies. He is currently the President of several private companies - Australian Grazing and Pastoral Co. Pty. Ltd. since 1954, International Oil Lease Service Corp. since 1961, and Tensleep Oil and Production Inc. since 1989.

William A. Randall, Director, is a graduate of the University of British Columbia and has an L.L.B. degree from the University of British Columbia. He has been a practicing commercial attorney for the last thirty years, and is currently a partner in the Vancouver firm of Russell and DuMoulin.

Ely Sakhai, Director and President, is a civil engineering graduate of Columbia University. He has been engaged in the art gallery business in New York City for the last fifteen years.


ITEM 6.  EXECUTIVE COMPENSATION

The executive officers of ACOR have received no salary, bonus or stock compensation since the organization of the Company. The Company has no bonus, pension, or profit sharing plans.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Three of the directors of the Company, Robert Kamon, Ken Campbell and Larry Braun, are active in the oil and gas industry personally. The activities of each could result in a conflict of interest between their other oil and gas activities and those of the Company.

Robert Kamon is President of International Oil Lease Service Corp. Mr. Kamon is also President of Cooper Basin Oil & Gas, Inc. and Secretary of Australian-Canadian Oil Royalties Ltd. Australia-Canadian Oil Royalties Ltd. is a twenty percent (20%) stockholder is Cooper Basin Oil & Gas, Inc.

International Oil Lease Service Corp. Is in the business of applying for and acquiring oil and gas concessions in Australia; therefore, its activities may involve a conflict of interest with the Company.

Australian Grazing & Pastoral Co. Pty. Ltd., controlled by Robert Kamon, is in the business of applying for and acquiring oil and gas concessions in Australia and its activities may involve a conflict of interest with the Company.


ITEM 8.   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50,000,000 shares of common stock and 50,000,000 shares of preferred stock. Currently there are 5,150,000 shares of common stock issued and outstanding, and 0 shares of preferred stock issued and outstanding.

Dividend Rights and Policy - The holders of ACOR shares are entitled to share equally, share for share, in such dividends as might be approved by the Board of Directors. The Company does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain earnings to provide funds for its operations. Future dividend policy will be determined by the Board of Directors.

Voting Rights - Holders of ACOR are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Cumulative voting rights are not available to ACOR shareholders.

There are no British Columbia Law provisions specifically regulating takeover bids or the acquisitions of a controlling interest.

Assessment and Redemption - All ACOR shares issued are and will be legally issued, fully paid and non-assessable.

Purchase and Redemption Rights - Currently only one class of shares has been issued and there are no purchase or redemption rights. However, according to the Company's Articles, subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Board of Directors, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attached thereto.

Preemptive Rights - Holders of ACOR shares have no preemptive rights.

Liability of Directors - See Part II, Item 5. Indemnification of Directors and Officers

Liquidation Rights -   Upon liquidation, dissolution or winding up of the
Company, the beneficial owners of the shares would be entitled to a pro rata share of the assets of the Company.

Preferred Shares - To date, no shares of preferred stock have been issued. The Company has reserved the right for the Board of Directors to designate preferred shares in one or more classes or series, and to create, define and attach special rights and restrictions to the preferred shares of each series. Any such series or classes of preferred stock designated by the Board in the future may effect the rights of the holders of the common stock.


                                  PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Currently, there is a public trading market for the Company's common stock in the States of New York, Colorado, and Florida, for 1,150,000 of the total 5,150,000 shares of the Company. There are currently 5,150,000 common shares issued and outstanding. The 5,150,000 shares are owned by 23 shareholders.

The Company plans to apply for listing on the OTC Bulletin Board in the United States immediately, and in the future, apply for listing on the Vancouver Stock Exchange in Canada, when the Company has met the requirement of being operationally "active".

The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend on, among other factors, earnings, capital requirements and the operating and financial condition of the Company.

ITEM 2.   LEGAL PROCEEDINGS

The Company was not a party to any legal proceedings as of December 31, 1998. However, the Company is currently working with legal counsel in Australia to undertake necessary litigation to perfect its title in an overriding royalty interest in the Patchawarra Southwest Block of PEL 5 and PEL 6. The overriding royalty interest was created in June, 1971, and since that time has been assigned to six different companies with the last assignee being ACOR. The Company has determined that due to the extensive time elapsing between assignments and the failure of some intermediate assignees to properly assign title, it will be necessary to engage in litigation in order to collect past royalty payments of approximately $36,081, and royalty payments in the future. The expected cost of the barrister's fees for ACOR's part will be approximately $15,750 in addition to any stamp duty which may be required, or other potential fees.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

          NONE


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

          NONE


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Subject to the provisions of the Company Act, the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a member and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

Subject to the provisions of the Company Act, the directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the secretary by the Company Act or these Articles and each such secretary and assistant secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

                                  PART F/S

The financial statement information for ACOR is set forth immediately following the signature page. See the Index to Consolidated Financial Statements on page F-1.


                                  PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit 1 - Articles of Incorporation
Exhibit 2 - Form F-X


                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.


Date:   April 5, 1999                          /s/ ELY SAKHAI
                                          Ely Sakhai, President and
                                          Director



                                              /s/ ROBERT KAMON
Date:   April 5, 1999                      Robert Kamon, Secretary and
                                          Director

                      AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


         Report of Independent Certified Public Accountants . . . .  F-2

         Balance Sheets . . . . . . . . . . . . . . . . . . . . . .  F-3

         Statements of Operations and Comprehensive Income  . . . .  F-4

         Statement of Changes in Stockholders' Equity . . . . . . .  F-5

         Statements of Cash Flows . . . . . . . . . . . . . . . . .  F-6

         Notes to Audited Financial Statements  . . . . . . . . . .  F-7

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


 Board of Directors
 Australian-Canadian Oil Royalties Ltd.
 Cisco, Texas

 We have audited the accompanying balance sheet of Australian-Canadian Oil Royalties Ltd. as of December 31, 1998, and 1997, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Australian-Canadian Oil Royalties Ltd. as of December 31, 1998, and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

  /S/ ROBERT EARLY & COMPANY, P.C.
 Robert Early & Company, P.C.
 Abilene, Texas

 March 22, 1999

                   Australian-Canadian Oil Royalties Ltd.
                               Balance Sheets
                      As of December 31, 1998 and 1997

                                                   1998        1997
                                                ---------    ---------
                                   Assets
 CURRENT ASSETS
   Cash                                         $ 263,188    $  39,347
   Accounts receivable                              1,674        1,439
   Prepaid expenses                                 1,965        2,858
                                                ---------    ---------
      Total current assets                        266,827       43,644
                                                ---------    ---------

 PROPERTY AND EQUIPMENT
   Oil and Gas Properties                         307,976      307,976
   Accumulated Depletion                           (2,061)     (1,230)
                                                ---------    ---------
      Net Property and Equipment                  305,915      306,746
                                                ---------    ---------

     OTHER ASSETS
   Organization Costs (net of accumulated
   amortization of $926 and $396 respectively)      1,719        2,249
                                                ---------    ---------

   TOTAL ASSETS                                 $ 574,461    $ 352,639
                                                =========    =========


                     Liabilities & Stockholders' Equity

 LIABILITIES                                    $   3,356    $      -

 STOCKHOLDERS' EQUITY
   Preferred stock no par (50,000,000 shares
   authorized, none outstanding)                       -            -
   Common stock, no par (50,000,000 shares
   authorized, 5,150,000 and 4,000,000 shares
   respectively outstanding)                      602,448      352,990
   Accumulated deficit                            (31,006)        (154)
   Other comprehensive income:
      Foreign currency translation adjustment        (337)        (197)
                                                ---------    ---------
      Total Stockholders' Equity                  571,105      352,639
                                                ---------    ---------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 574,461    $ 352,639
                                                =========    =========


[FN]
 The accompanying notes are an integral part of these financial statements.

                   Australian-Canadian Oil Royalties Ltd.
              Statements of Operations and Comprehensive Income
               For the years ended December 31, 1998 and 1997



                                                    1998       1997
                                                ---------    ---------
 OPERATING REVENUES
   Oil & gas revenues                            $  5,545    $  8,201

 OPERATING EXPENSES
   Depletion and amortization                       1,361       1,627
   Personnel costs                                  6,136       1,640
   Professional fees                               24,164          -
   General and administrative expenses              3,064       2,624
                                                ---------    ---------
      Total operating expenses                     34,725       5,891
                                                ---------    ---------
 INCOME/(LOSS) BEFORE INCOME TAXES                (29,180)      2,310

 Australian income taxes                            1,672       2,464
                                                ---------    ---------

      NET LOSS                                    (30,852)       (154)


 OTHER COMPREHENSIVE INCOME:
   Foreign currency translation adjustment           (140)       (197)
                                                ---------    ---------

      TOTAL COMPREHENSIVE LOSS                   $(30,992)   $   (351)
                                                =========    =========


Net loss per weighted average share outstanding  $  (0.01)    $   0.00
                                                =========    =========

 Weighted average shares outstanding            4,098,833    4,000,000
                                                =========    =========






[FN]
 The accompanying notes are an integral part of these financial statements.

                   Australian-Canadian Oil Royalties Ltd.
                Statement of Changes in Stockholders' Equity
                       For the years ended December 31

                                                                                Accumulated
                                                               Accumulated
                                                               Other
                                           Common Stock         Earnings/
                                           Comprehensive
                                       Shares       Amount      (Deficit)
                                       Income

 BALANCES, January 1, 1997                -      $     -      $      -
 $       -

 Stock issued at inception         4,000,000      300,000            -
 -
 Additional contributed capital           -        52,990            -
 -
 Net loss                                 -            -           (154)
 -
 Other comprehensive income:
       Foreign currency translation
    adjustment                            -            -             -
    (197)
                                   ---------     --------     ---------
                                   ----------
 BALANCES, December 31, 1997       4,000,000      352,990          (154)
 (197)

 Stock issued                      1,150,000      287,500            -
 -
 Direct costs of stock issue              -       (38,043)           -
 -
 Net loss                                 -            -        (30,852)
 -
 Other comprehensive income:
       Foreign currency translation
    adjustment                            -            -             -
    (140)
                                   ---------     --------     ---------
                                   ----------
 BALANCES, December 31, 1998       5,150,000     $602,448     $ (31,006)
 $     (337)
                                   =========     ========     =========
                                   ==========


[FN]
  The accompanying notes are an integral part of these financial statements.

                   Australian-Canadian Oil Royalties Ltd.
                          Statements of Cash Flows
                      For the years ended December 31,

                                                   1998          1997
                                                ---------    ---------
     CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                       $(30,852)   $    (154)
 Adjustments to reconcile net income/(loss)
       to net cash provided by operations:
   Depletion and amortization                      1,361        1,627
   Adjustment for foreign currency
      translation                                   (140)        (197)

   (Increase) in accounts receivable                (234)      (1,439)
   (Increase)/decrease in prepaid expenses           893       (2,858)
   Increase in accounts payable                    3,356           -
   Stock issued for expenses                          -         4,217
                                                ---------    ---------
 NET CASH PROVIDED/(USED) BY
   OPERATING ACTIVITIES                          (25,616)       1,196
                                                ---------    ---------

     CASH FLOWS FROM INVESTING ACTIVITIES:
   Organization costs                                 -          (635)
                                                ---------    ---------

     CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of Common Stock                      249,457       38,786
                                                ---------    ---------
   Increase in cash for period                   223,841       39,347

      Cash, Beginning of period                   39,347           -
                                                ---------    ---------
      Cash, End of period                       $ 263,188   $  39,347
                                                =========    =========


 SUPPLEMENTAL DISCLOSURES:

   Cash payments for:
      Interest                                  $     -     $      -
      Australian income taxes                      1,654        1,846

   Noncash investing and financing activities:
      Stock issued for:
        Oil and gas properties                        -       307,976
        Organization costs and operating
           expenses                                   -         5,228


[FN]
 The accompanying notes are an integral part of these financial statements.

                   Australian-Canadian Oil Royalties Ltd.
                    Notes to Audited Financial Statements
                         December 31, 1998 and 1997

 GENERAL:

     Australian-Canadian Oil Royalties Ltd. (the Company) was incorporated
     April
 28, 1997 in Vancouver, British Columbia, Canada. Its primary business activity is the purchase and sale of overriding royalties for long-term passive income and capital gains. The Company also engages third parties for leasing operations in various countries. At present, all of the properties held by the Company are located in Australia's main onshore oil and gas producing basin. These financial statements are prepared in U.S. dollars for use in U.S. securities filings.

 NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Property and Equipment -- The Company follows the full cost method of accounting for oil and gas producing activities and, accordingly, capitalizes all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual rentals. Costs are recorded in cost centers on a country-by- country basis. At present, all of the Company's oil and gas properties consist of overriding royalty interests and are located in a single cost center - Australia.
 The Company has not participated in the exploration and development of proved oil and gas properties. Capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Costs in excess of the ceiling test are adjusted against income. Sales or abandonments of properties are accounted for as adjustments of overall capitalized costs with no gain or loss recognized.

 Costs of royalty interests are amortized using the percentage method under which depletion is recorded at 15% of gross revenue.

 Intangible Assets and Amortization -- Intangible assets consist of organization costs. These costs, which were incurred in the formation of the Company, are being amortized over a period of 60 months on a straight-line basis. Amortization totaled $529 and $397 for 1998 and 1997. These amounts are included with depletion expense for presentation purposes.

 Income Taxes -- Deferred tax liabilities and assets result from temporary differences between the financial statement and income tax bases of assets and liabilities. The Company records and adjusts any deferred tax asset valuation based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company's operating results.

 As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. Under Canadian law the Company's Australian-source income is subject to a 46% tax (on Canadian dollars). The operating losses can be carried forward for seven years. The Company has available at December 31, 1998, unused operating loss carryforwards that may be applied against future Canadian taxable income and that expire as presented below. Because the timing of realization of the tax benefit from these loss carryforwards cannot be currently projected, a valuation allowance has been established to completely offset this asset.

                Amount of Unused Operating    Expiring During Year Ended
                   Loss Carryforwards ($C)       December 31,

                     $     46                       2004
                       29,171                       2005
                     --------
                     $ 29,217
                     ========

 The Company has no U.S. source income nor any income effectively connected with a U.S. trade or business. Therefore, there is no U.S. tax liability or benefit related to its activities to date.

 The Company's Australian oil royalty income is subject to a 30% Australian income tax on oil and gas production which is withheld by the royalty payer. The Company incurred Australian income taxes on oil and gas production totaling $1,673 and $2,464 in 1998 and 1997.

 Earnings Per Share -- Accounting rules provide for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per common share excludes dilutive securities and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution of securities that could share in the earnings of the entity on an as if converted basis. This is done by dividing net income available to common shareholders, as adjusted if necessary, by the weighted average number of common shares outstanding plus potential dilutive securities.

 Weighted average shares outstanding was 4,095,833 for 1998 and 4,000,000 for 1997.

 Foreign Currency Transactions -- As noted above, these statements have been prepared in U.S. dollars. However, the Company conducts transactions in Canadian, Australian and U.S. dollars. Transactions denominated in Canadian or Australian dollars are translated to equivalent U.S. dollars for recording in the financial statements based on the currency exchange rates existing at the dates of the transactions. Ending balances of accounts which are denominated in Canadian dollars are translated to U.S. dollars based on the currency exchange rates existing at December 31, 1998, or 1997 respectively. The exchange gains and losses that result from translating these amounts to U.S. dollars are accumulated and reported as a separate component of the Company's stockholders' equity.

 Comprehensive Income During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income. Comprehensive income includes all changes in equity except those resulting from investments by stockholders and distributions to stockholders. The Company currently has only one component of comprehensive income which is foreign currency translation adjustment. The Company reported its current year change and accumulated amounts of comprehensive income (loss) from foreign currency translation in its financial statements. Due to the lack of probability of realizing the tax benefit of its losses (as discussed under Income Taxes above), no income tax effect is reported for comprehensive income amounts.

 Cash Flows The Company considers cash to be its only cash equivalent for purposes of presenting its Statement of Cash Flows.

 Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 NOTE 2:  ACCOUNTS RECEIVABLE

 At December 31, 1998 and 1997 the Company has accrued receivables for oil and gas production from its Australian overriding royalty interests totaling $1,674 and $1,439, respectively. Collection of the accrued Australian production generally occurs during the quarter following the quarter of production. The cost basis of the receivable is believed to approximate its fair value. No allowance for bad debts has been established because the Company has not experienced any significant inability to collect its receivables.

 NOTE 3:  PREPAID EXPENSES

 During 1997, the Company advanced $C5,000 to Dales, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia for services in connection with the formation of the Company and the initial public offering. As of December 31, 1997, this firm had billed the Company for $C910 in services related to the corporate formation. These fees were translated to $US635 and recorded as organization cost. The balance of the advance was translated to $US2,858 and reported as prepaid expense. During 1998, the firm billed the Company for an additional $C1,070 for Canadian accounting and tax services. This amount was translated to $US693 and recorded as accounting fees. The balance of the advance as of December 31, 1998 was translated to $US1965 and reported as prepaid expense.

 NOTE 4:  OIL AND GAS PROPERTIES

 During 1997, the Company acquired a package of overriding royalty interests comprising 1,005,142.8 net royalty acres under 28,572,609 gross surface acres in Australia's main onshore oil and gas producing basin in exchange for 4,000,000 shares of its common stock as described in NOTE 5 below. In addition to the acquisition cost, the Company incurred costs associated with preparation of assignments and registering chain of title transactions in Australia. Below is a summary of capitalized costs related to these oil and gas properties:

                                                 1998         1997
      Acquisition cost                        $ 300,000    $ 300,000
      Assignment and transfer costs               7,976        7,976
                                              ---------    ---------
           Total                                307,976      307,976
      Less accumulated depletion                 (2,062)      (1,230)
                                              ---------    ---------
           Net Oil and Gas Properties         $ 305,914    $ 306,746
                                              =========    =========

 Costs of royalty interests are amortized using the percentage method of depletion under which depletion is recorded at 15% of gross revenue. Depletion expense totaled $831 and $1,230 for 1998 and 1997.

 NOTE 5:  STOCK TRANSACTIONS

 During 1998, the Company undertook an offering of its common stock in New York, Florida, and Colorado. Pursuant to this offering, the Company issued 1,150,000 shares of its no-par-value common stock for $287,500. The direct costs incurred in the offering totaled $38,043.

 NOTE 6:  TRANSACTIONS WITH RELATED PARTIES

 During 1997, the Company issued stock for the package of overriding royalty interests comprising 1,005,142.8 net royalty acres in Australia as described in NOTE 4 above. Since these properties were acquired from related parties (stockholders), they were recorded by the Company at the transferor's cost basis. On May 19, 1997, the Company acquired 60% of these interests from Ely Sakhai, Jan Soleimani and Mike Altamura (Sakhai group) for 2,400,000 shares of the Company's common stock. The Sakhai group had previously acquired these royalties from Australian Grazing and Pastoral Co., Pty. Ltd. (AGP) at a cost of $300,000. There was no affiliation between the Sakhai group and AGP. Therefore, this transaction established the cost basis of the Sakhai group. This in turn became the cost basis for recording the properties as received by the Company in exchange for its stock. On May 22, 1997, the Company acquired the remaining 40% of the overriding royalty package from AGP and International Oil Lease Service.
 (IOLS) for 1,600,000 shares of the Company's common stock. The cost basis of AGP and IOLS in these royalties is immaterial and incapable of reasonable, cost-effective estimation. As a result, this portion of the royalty package was recorded by the Company at a cost of zero ($0).

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



 During 1997 the Company received cash totaling $12,800 from stockholders. These cash transfers were made as capital contributions to the Company and were recorded as additional paid-in capital.

 In addition, the Company incurred costs and operating expenses during 1997 totaling $14,204 which were paid by a stockholder on its behalf. These payments were recorded as additional paid-in capital.

 During 1998, the Company undertook a private placement of its stock. The chairman of the board of directors advanced $15,000 to an underwriter for costs in connection with the placement of stock. The Company has reimbursed the board chairman and recorded the associated expenses.

 During 1998, the Company reimbursed a commonly-controlled entity for personnel and offices expenses which were incurred in its behalf.

 NOTE 7:  FOREIGN OPERATIONS

 The Company operates primarily in Australia where all of its properties are presently located. All revenues reported by the Company during 1998 and 1997 were received from Australian oil and gas royalty interests.
 Depletion expense and Australian income taxes reported by the Company during 1998 and 1997 are also related to the revenue received from the Australian royalties. The Company also incurred organization costs and personnel and office expenses in the United States. All of the U.S. costs and expenses were general and administrative in nature.

 NOTE 8: SUBSEQUENT EVENT

 Subsequent to its December 31, 1998 year-end, the Company acquired a 20% interest in Cooper Basin Oil & Gas, Inc. Cooper Basin Oil & Gas, Inc. has entered into an agreement with a third party to attempt to negotiate on its behalf for six Petroleum Exploration Licenses in Australia. If the third party is successful in negotiating these Australian concessions, Cooper Basin Oil & Gas, Inc. will be required to pay the application, permit and leasing fees, as well as the exploration costs required to keep the concessions in effect. As the owner of a 20% interest in Cooper Basin Oil & Gas, Inc. the Company has agreed to fund 20% of the costs of any concession granted to Cooper Basin Oil & Gas, Inc. or forfeit its ownership interest. Based on estimates of the costs to acquire and maintain the concessions, the Company's resulting liability in the first year would range from $15,344 for one concession to $85,774 for all six concessions. However, these liabilities will only be incurred if the third party is successful in negotiating the concessions.


 NOTE 9:  CONTINGENCY

 The package of Australian overriding royalty interests acquired by the Company in 1997 includes a 1/8 of 1% interest in all production from the Patchawarra Southwest Block of PEL's 5 & 6. This overriding royalty comprises approximately 5,348 net royalty acres under 1,069,717 surface acres. The Patchawarra Southwest Block became productive in June, 1989 and

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



 has produced approximately $A67,119,716 in revenues from oil, gas and LPG since that time. This overriding royalty was first created in June, 1971
 as a 1/4 of 1% interest out of a 10% working interest.   Since that time,
 this interest has been assigned to six different companies with the last assignee being Australian-Canadian Oil Royalties Ltd. During 1997, the Company determined that, due to the extensive time elapsing between assignments and the failure of some intermediate assignees to properly assign title, it will be necessary to engage in litigation in order to collect both past and future royalty payments. In addition to the legal costs incurred in this litigation, the Company will be required to pay the stamp duty, payable to the Australian government, for any previous assignment between parties which has not been paid.

 The Company is working with legal counsel in Australia to undertake the necessary litigation to perfect its title in this royalty interest. As of December 31, 1998, no litigation had been undertaken. Legal counsel has advised the Company that the expected cost of the litigation process will be in the range of $A25,000 in addition to any stamp duty which may be required. The required stamp duty will be based on the state's determination of value and will be required to be paid for each unregistered transfer in the chain of title. At this time no estimate of this cost can be made. Upon successfully clearing title to the property, the Company expects to collect approximately $A42,000 in royalties on previous production.

 NOTE 10:  CONCENTRATION OF RISK

 The productive assets of the Company are all presently located in Australia.


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                                   F - 12

                SUPPLEMENTARY DATA - RESERVES OF OIL AND GAS
                                 (UNAUDITED)
                         December 31, 1998 and 1997

                 Reserves of oil and gas - Royalty Interests

 The quantities of proved reserves of oil and gas relating to royalty interests are not presented because the necessary information is not available or the Company's interests are not large enough to economically obtain this information. The Company's share of oil and gas produced from these interests is presented in the following schedule:

                                                    Australia
                                                   Oil (bbls.)
                                                 1998          1997
                                              ---------    ---------
 For the year ended December 31                     397          463
                                              =========    =========

               Results of Operations for Producing Activities
               For the Years Ended December 31, 1998 and 1997

                                                   Australia
                                                  1998         1997
                                              ---------    ---------
 Sales of oil and gas                         $   5,545    $   8,201

 Production costs (including taxes)                  -            -
 Acquisition & exploration costs                     -            -
 Depletion                                          832        1,230
                                              ---------    ---------
 Results of operations from producing
  activities (excluding corporate overhead)   $   4,713    $   6,971
                                              =========    =========

       Capitalized Costs Relating to Oil and Gas Producing Activities
                        At December 31, 1998 and 1997
                                                     Australia
                                                  1998        1997
                                              ---------    ---------
 Unproved properties (not being amortized)    $ 184,404    $ 184,404
 Proved properties (being amortized)            123,572      123,572
 Unevaluated proved properties                       -            -
 Total Capitalized Costs                        307,976      307,976
 Accumulated Depletion                           (2,061)      (1,230)
                                              ---------    ---------
 Net Capitalized Costs                        $ 305,915    $ 306,746
                                              =========    =========








                                   F - 13
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


  Costs Incurred in Oil and Gas Property Acquisition, Exploration and
                                 Development
               For the Years Ended December 31, 1998 and 1997

                                                    Australia
                                                 1998          1997
                                              ---------    ---------
 Property acquisition costs:
     Proved                                   $      -     $ 123,572
 Unproved                                            -       184,404
 Exploration costs                                   -            -

 Development costs                                   -            -
                                              ---------    ---------
     Total                                    $      -     $ 307,976
                                              =========    =========

















                                   F - 14